                                                               EXHIBIT 99.(a)(3)

                                DEVON ASSOCIATES
                       100 JERICHO QUADRANGLE, SUITE 214
                            JERICHO, NEW YORK  11753


                                                               February 15, 1996


Dear Limited Partner:

         As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), Devon Associates is offering to purchase your Limited Partnership Assignee Units (the "Units") in Growth Hotel Investors II (the "Partnership") for $750 cash per Unit.

         The Offer will provide you with an opportunity to liquidate your investment without the usual transaction costs and commissions associated with a market sale. Moreover, if Devon subsequently increases the price of its Offer, you will automatically receive the higher price for your purchased Units.

         We suggest that you review the enclosed Offer with your personal financial and tax advisor. If you choose to tender your Units, mail (using the enclosed pre-addressed, postage-paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal and any documents required by the Letter of Transmittal to:


                           The Herman Group, Inc.

By Hand or Overnight Delivery                 By Mail (insured or registered
                                                 recommended)

2121 Jacinto Street                           P.O. Box 357
26th Floor                                    Dallas, Texas  75221-9602
Dallas, Texas  75201

               By Facsimile  (214) 999-9348 or (214) 999-9323



 IF YOU HAVE ANY QUESTIONS, PLEASE CALL THE HERMAN GROUP AT 1-800-530-4966.



                                        DEVON ASSOCIATES